SUPPL

Exemption number: 82 4639

KGHM POLSKA MIEDŹ S.A.

ul. M. Skłodowskiej-Curie 48
59-301 Lubin, Poland

Tel. exchange: (48 76) 747 82 00
Fax: (48 76) 747 85 00

RECEIVED 2007 SEP 25

07026952

Att:	Division of Corporation Finance		
Company: [redacted]	d States Securities Exchange Commission	Phone:	1 202 55 13 450
		Fax:	1 202 77 29 207
	k Mierzwa (contact name) tive Director, Equity vision and Investor Relations	Phone:	(48 76) 747 81 30
	Polska Miedź S.A.	Fax:	(48 76) 747 81 39
– mail.			
Date:	24 September 2007	No of sheets:	2

Current report 53/2007

The Management Board of KGHM Polska Miedź S.A. announces that on 24 September 2007 KGHM Polska Miedź S.A. entered into four contracts, based on which it has acquired shares of Polskie Centrum Promocji Miedzi spółka z o.o. („PCPM sp. z o.o.") with its registered head office in Wrocław (an indirect subsidiary of KGHM Polska Miedź S.A.) from entities of the KGHM Polska Miedź S.A. Group:

1. Based on a contract entered into between KGHM Polska Miedź S.A. and KGHM Ecoren S.A. (a subsidiary of KGHM Polska Miedź S.A.), the Company acquired 26 shares of PCPM sp. z o.o., representing 74.286% of the share capital of PCPM sp. z o.o., for the total amount of PLN 239 091.02. The carrying amount of the shares of PCPM sp. z o.o. in the accounts of the selling entity is PLN 263 450.42;
2. Based on a contract entered into between KGHM Polska Miedź S.A. and Walcownia Metali „Łabędy" S.A. (an indirect subsidiary of KGHM Polska Miedź S.A.), the Company acquired 1 share of PCPM sp. z o.o., representing 2.857% of the share capital of PCPM sp. z o.o., for the amount of PLN 9 195.81. The carrying amount of the share of PCPM sp. z o.o. in the accounts of the selling entity is PLN 3 000;
3. Based on a contract entered into between KGHM Polska Miedź S.A. and KGHM Metraco S.A. (a subsidiary of KGHM Polska Miedź S.A.), the Company acquired 1 share of PCPM sp. z o.o., representing 2.857% of the share capital of PCPM sp. z o.o., for the amount of PLN 9 195.81. The carrying amount of the share of PCPM sp. z o.o. in the accounts of the selling entity is PLN 3 000;
4. Based on a contract entered into between KGHM Polska Miedź S.A. and KGHM Cuprum sp. z o.o. – CBR (a subsidiary of KGHM Polska Miedź S.A.), the Company acquired 1 share of PCPM sp. z o.o., representing 2.857% of the share capital of PCPM sp. z o.o., for the amount of PLN 9 195.81. The carrying amount of the share of PCPM sp. z o.o. in the accounts of the selling entity is PLN 3 000.

All of the shares acquired by KGHM Polska Miedź S.A. will be paid for in cash.
The total nominal value of the 29 shares acquired is PLN 87 000, i.e. PLN 3 000 each.

dlw 9/26

Exemption number: 82 4639

The shares acquired represent 82.857% of the share capital of PCPM sp. z o.o. as well as the same number of votes.
The transfer of ownership rights to the shares of PCPM sp. z o.o. to KGHM Polska Miedź S.A. will take place 7 days after the signing of these contracts, i.e. on 1 October 2007. As of 1 October 2007 KGHM Polska Miedź S.A. will directly own 82.857 % of the shares of PCPM sp. z o.o.

This transaction simplifies the structure of the KGHM Polska Miedź S.A. Group – KGHM Polska Miedź S.A. is acquiring shares of PCPM sp. z o.o. belonging to entities of the Group.

Acquisition of these shares will be financed by the internal funds of KGHM Polska Miedź S.A.

The assets acquired are of a long term, equity investment nature.

The criteria used for describing the assets as significant is that the financial assets acquired by KGHM Polska Miedź S.A. represent over 20% of the share capital of Polskie Centrum Promocji Miedzi spółka z o.o.

Legal basis: § 5 sec. 1 point 1 of the Decree of the Minister of Finance dated 19 October 2005 regarding current and periodic information published by issuers of securities (Journal of Laws from 2005 Nr 209, item 1744)

WICEPREZES ZARZĄDU
Stanisław Kot

DYREKTOR GENERALNY
ds. Nadzoru Właścicielskiego
i Relacji Inwestorskich
Leszek Mierzwa

END